SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2009

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Net Serviços de Comunicação S.A.
Corporate Taxpayer’s ID (CNPJ/MF) 00.108.786/0001-65
Corporate Registry (NIRE) 35.300.177.240
Publicly Held Company
Rua Verbo Divino nº 1356 - 1º andar, São Paulo-SP

NOTICE TO THE MARKET

São Paulo, April 22, 2009 - Net Serviços de Comunicação S.A. (Bovespa: NETC4 and NETC3; Nasdaq: NETC; Latibex: XNET), the largest Pay-TV multi-service operator in Latin America offering bidirectional broadband Internet access (Vírtua) and voice service (Net Fone via Embratel), informs that the Company's Form 20-F regarding the year ended on December 31st, 2008 was already filed with the SEC, and is already available for download at the Company's IR website.

In addition, shareholders may receive a hard copy of the Company’s complete financial statements free of charge by requesting a copy within a reasonable period of time from Mr. Marcio Minoru in NET’s Investor Relations Office at (+55 11) 2111-2721 or email: ir@netservicos.com.br

Best Regards,

Net Serviços de Comunicação S.A.
Investor Relations

IR Contact:
Marcio Minoru
Capital Markets and IR Officer

Adriana Godinho
IR Manager

Sandra Firmino Santos
IR Analyst

Phone: +55 (11) 2111-2721
ri@netservicos.com.br
http://ri.netservicos.com.br

About NET:
NET Serviços is Latin America’s largest multi-service cable company, offering pay TV, broadband internet access and voice services through a single cable. With a 50% share of the pay TV market and a 24% share of the broadband segment, NET Serviços’ network provides services to more than 10 million homes in 89 cities, including São Paulo, Rio de Janeiro, Belo Horizonte, Porto Alegre, Curitiba, Florianópolis, Manaus, Brasília and Goiânia. The Company closed the fourth quarter of 2008 with 3.1 million pay TV subscribers (NET), 2.2 million broadband subscribers (NET Vírtua) and 1.8 million voice subscribers (NET Fone via Embratel).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 22, 2009

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.